UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

iPass Inc.
(Name of Issuer)

Shares of Common Stock, $0.001 par value per share
(Title of Class of Securities)

46261V108
(CUSIP Number)

Neil Weiner
Foxhill Capital Partners, LLC
502 Carnegie Center, Suite 104
Princeton, New Jersey  08540
(609) 720-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 23, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,860,308
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,860,308
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,860,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,860,308
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,860,308
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,860,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Opportunity Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,860,308
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,860,308
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,860,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital (GP), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,860,308
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,860,308
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,860,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Foxhill Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,074,721
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,074,721
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,074,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 46261V108

1	NAME OF REPORTING PERSON Neil Weiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,074,721
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,074,721
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,074,721
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 46261V108

This Amendment No. 2 (“Amendment”) to Schedule 13D, relating to the common stock, par value $0.001 per share (the “Common Stock”), of iPass Inc., a Delaware corporation (the “Issuer”), with principal executive offices located at 3800 Bridge Parkway, Redwood Shores, CA 94065, is being filed with the Securities and Exchange Commission (“SEC”) by and on behalf of (i) Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), (ii) Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”) and Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), each as a general partner of Foxhill Master Fund, (iii) Foxhill Capital (GP), LLC (“Foxhill GP”), as general partner to Foxhill Opportunity, (iv) Foxhill Capital Partners, LLC (“Foxhill Capital”), as investment manager of each of Foxhill Opportunity, Foxhill Offshore, Foxhill Master Fund and a third-party managed account (the “Managed Account”), and (v) Neil Weiner, as the managing member of each of Foxhill Capital and Foxhill GP (the persons mentioned in (i), (ii) (iii), (iv) and (v) are referred to as the “Reporting Persons”). This Amendment amends and supplements the original Schedule 13D filed with the SEC on July 21, 2008, as amended by that certain Amendment No. 1 filed with the SEC on September 19, 2008 (the “Statement”).

Item 3.    Source and Amount of Funds

Item 3 of the Statement is hereby amended and restated as follows:

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $11,596,726. Currently, all shares of Common Stock are held by Foxhill Master Fund and the Managed Account. The source of these funds was the working capital of Foxhill Master Fund and the Managed Account.

Item4.    Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Foxhill Master Fund has submitted a non-binding shareholder proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, recommending that the Issuer take those steps necessary, in accordance with applicable law, to remove the classification of the Board of Directors of the Issuer so that all of the directors are elected annually rather than serving for three-year staggered terms as is presently the case, to be effected in a manner that does not disqualify directors previously elected from completing their terms on the Board of Directors of the Issuer.

Item5.    Interest in Securities of the Issuer

Items 5(a)-(b) of the Statement are hereby amended and restated as follows:

(a)           As of February 5, 2009, Foxhill Master Fund beneficially owns 3,860,308 shares of Common Stock of the Issuer, representing approximately 6.2% of the Issuer’s outstanding shares of Common Stock, which percentage is based upon the 62,350,232 shares of Common Stock issued and outstanding as of October 31, 2008 as reported in a Form 10-Q filed by the Issuer with the SEC on November 10, 2008 (the “Issued and Outstanding Shares”).

CUSIP NO. 46261V108

As the general partners of Foxhill Master Fund, each of Foxhill Opportunity and Foxhill Offshore may be deemed to beneficially own the 3,860,308 shares of Common Stock owned by Foxhill Master Fund, representing approximately 6.2% of the Issued and Outstanding Shares.

As the general partner of Foxhill Opportunity, Foxhill GP may be deemed to beneficially own the 3,860,308 shares of Common Stock owned by Foxhill Master Fund, representing approximately 6.2% of the Issued and Outstanding Shares.

As the investment manager of Foxhill Opportunity, Foxhill Offshore, Foxhill Master Fund and the Managed Account, Foxhill Capital may be deemed to beneficially own the 3,860,308 shares of Common Stock owned by Foxhill Master Fund and the 214,413 shares of Common Stock owned by the Managed Account, constituting an aggregate of 4,074,721 shares, representing approximately 6.5% of the Issued and Outstanding Shares.

As the managing member of Foxhill GP and Foxhill Capital, Neil Weiner may be deemed to beneficially own the 3,860,308 shares of Common Stock owned by Foxhill Master Fund and the 214,413 shares of Common Stock owned by the Managed Account, constituting an aggregate of 4,074,721 shares, representing approximately 6.5% of the Issued and Outstanding Shares.  Mr. Weiner disclaims beneficial ownership of any such shares except to the extent of his pecuniary interst therein.

(b)           Each of the Reporting Persons may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a).  Each of the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Persons within the same chain of ownership report sole voting and dispositive power with respect to such shares.  Each such Reporting Person reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Persons within the same chain of ownership.  Except to the extent expressly stated herein, each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Person.

Item 5(c) of the Statement is hereby amended and supplemented as follows:

(c)           Transactions in the Issuer’s Common Stock by the Reporting Persons during the sixty day period ended February 5, 2009 are listed in the Schedule attached hereto and incorporated herein by reference.

CUSIP NO. 46261V108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.

By: Foxhill Opportunity Offshore Fund Ltd., its general partner
By: Foxhill Capital Partners, LLC, its investment manager

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY FUND, L.P.

By: FOXHILL CAPITAL (GP), LLC, its general partner

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Director

FOXHILL CAPITAL (GP), LLC

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

FOXHILL CAPITAL PARTNERS, LLC

	By:	/s/ Neil Weiner
	Name:	Neil Weiner
	Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

CUSIP NO. 46261V108

SCHEDULE

Transaction Date	Account	Buy/(Sell)	Number of Shares	Price Per Share (US $) (including commissions)
1/28/2009	Foxhill Master Fund	BUY	5,950	1.2543
1/29/2009	Foxhill Master Fund	BUY	425	1.2300
1/30/2009	Foxhill Master Fund	BUY	850	1.2560
2/04/2009	Foxhill Master Fund	BUY	5,610	1.1700
2/05/2009	Foxhill Master Fund	BUY	16,320	1.1897
1/28/2009	Managed Account	BUY	1,050	1.2543
1/29/2009	Managed Account	BUY	75	1.2300
1/30/2009	Managed Account	BUY	150	1.2560
2/04/2009	Managed Account	BUY	990	1.1700
2/05/2009	Managed Account	BUY	2,880	1.1897

All transactions were effectuated in the open market through a broker.